EXHIBIT 4.1

DESCRIPTION OF REGISTERED SECURITIES

As of December 31, 2021, Federal Home Loan Bank of San Francisco (Bank) has one class of securities, Class B stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended (Exchange Act). The Class B Stock is registered pursuant to Section 12(g) of the Exchange Act.

DESCRIPTION OF CLASS B STOCK

The following description of the Bank’s Class B Stock and the relevant provisions of the Bank’s amended bylaws and amended capital plan are summaries and are qualified in their entirety by reference to the Bank’s organization certificate, amended bylaws and the Bank’s Capital Plan.

General

The Class B Stock has a par value of $100 per share and is issued, redeemed, repurchased, and transferred only at its stated par value. Each issued and outstanding share of Class B Stock represents an undivided proportionate ownership interest in the retained earnings, paid-in surplus, undivided profits, and equity reserves of the Bank. The Bank may issue Class B Stock only in book-entry form.

Ownership and Transfer of Class B Stock

Class B Stock may be owned only by Bank members or, if required by the Bank in accordance with the Bank’s Capital Plan, by a former member or a member’s successor, and certain other nonmembers who have acquired advances from a former member. At the request of a member, the Bank may transfer a member’s Excess Stock (which is defined in the Capital Plan as stock in excess of a member’s minimum stock requirement) to another Bank member or to an institution that has been approved for membership. All transfers must be made at par value. No other transfers are permitted.

Voting Rights

The members are entitled to vote only in connection with the election of directors in accordance with the Federal Home Loan Bank Act (FHLB Act) and the Federal Housing Finance Agency (Finance Agency) regulations. Each member entitled to vote in a director election may cast for each open directorship in that member’s state in that election, and in any nonmember independent director election, a number of votes equal to the number of shares that it was required to hold as of the prior December 31 (the record date), except that no member’s votes may exceed the average of the number of shares required to be held by all members located in that state as of the record date. Excess Stock is not counted for purposes of voting or for determining the voting limit. A former member that was a member as of the record date is entitled to vote in the election of directors in accordance with the FHLB Act and Finance Agency regulations.

Dividends

All Class B Stock will share in any dividends without preference. Dividends may be paid in the form of cash or Class B Stock. Dividends will be paid to the holders of record during the time period for which the dividend is declared and will be computed on the amount of time during the relevant time period that the shares were outstanding. Dividends will be payable only from the current net earnings or previously retained earnings of the Bank, determined in accordance with generally accepted accounting principles.